SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934

                               theglobe.com, inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    88335R101
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                                 (CUSIP Number)

                          Donald E. Thompson, II, Esq.
                               Proskauer Rose LLP
                          2255 Glades Road, Suite 340W
                            Boca Raton, Florida 33431
                                 (561) 241-7400
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 18, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1       NAME OF REPORTING PERSONS                E&C Capital Partners, LLLP

        S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS   ____

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                             (b)      |X|

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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                     WC

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                         |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Florida

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  NUMBER OF           7      SOLE VOTING POWER               -0-
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER             101,168,886 (1)
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER          -0-
  REPORTING           ----------------------------------------------------------
 PERSON WITH          10     SHARED DISPOSITIVE POWER        72,469,012 (2)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             101,168,886 (1)(2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                      |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     43.82%
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14      TYPE OF REPORTING PERSON*                            PN
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(1)(2) Please see the next page

(1) Includes 28,699,874 shares of common stock over which E&C holds an irrevocable proxy (the "Proxy Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated September 1, 2004, by and among Paul Soltoff, Eric Obeck, Donald Gould, Harry Greene and Irv and Nadine Brechner (collectively, the "Other Stockholders"), the Issuer, Dancing Bear Investments, Inc. ("DBI"), E&C, Michael S. Egan ("Egan") and Edward Cespedes ("Cespedes" and together with DBI, E&C and Egan, the "Existing Stockholders")(the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President. Also includes (i) a $750,000 Convertible Note, which is convertible at any time into 15,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, (ii) a $550,000 Convertible Note, which is convertible at any time into 11,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (iii) a $500,000 Convertible Note, which is convertible at any time into 10,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

(2) Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

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1       NAME OF REPORTING PERSONS                E&C Capital Partners II, Ltd.

        S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS   ____

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                             (b)      |X|
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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                     WC

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)
                                                                      |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Florida

--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER               -0-
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER             40,000,000 (1)
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER          -0-
  REPORTING           ----------------------------------------------------------
 PERSON WITH          10     SHARED DISPOSITIVE POWER        40,000,000 (1)
                      ----------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             40,000,000 (1)

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      |_|

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     17.33%

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14      TYPE OF REPORTING PERSON*                            PN

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(1) Please see the next page

(1) Includes an aggregate of $1,800,000 in Convertible Notes, which are convertible at any time into 36,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms. Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Neither Mr. Egan's spouse nor such trusts have voting or disposition authority over such securities.

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1       NAME OF REPORTING PERSONS                            Michael S. Egan

        S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                             (b)      |X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                     PF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                      |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States

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  NUMBER OF           7      SOLE VOTING POWER               6,125,455 (1)
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER             163,273,453 (2) (3)
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER          6,125,455 (1)
  REPORTING           ----------------------------------------------------------
 PERSON WITH          10     SHARED DISPOSITIVE POWER        134,573,579 (3) (4)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             169,398,908 (5)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     62.13%

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14      TYPE OF REPORTING PERSON*                            IN
--------------------------------------------------------------------------------

(1)(2)(3)(4)(5) Please see the next page

(1) Represents (i) 5,595,000 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2) Represents: (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc., which is wholly-owned by Mr. Egan; (ii) 36,469,012 shares of common stock beneficially owned by E&C Capital Partners, LLLP ("E&C"); (iii) an aggregate of $1,800,000 in Convertible Promissory Notes which are convertible at any time into 36,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C; (iv) 4,000,000 shares of common stock beneficially owned by E&C Capital Partners II, LLLP ("E&C II"); (v) an aggregate of $1,800,000 Convertible Promissory Notes, which are convertible at any time into 36,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C II; (vi) an aggregate of 10,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee; (vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; (viii) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (ix) 28,699,874 shares of common stock over which E&C holds an irrevocable proxy pursuant to the Stockholders' Agreement; and (x) 3,541,337 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership. As to the shares identified in clause (viii) above, Mr. Egan shares such beneficial ownership with his spouse. As to the securities beneficially owned by E&C II as described in clauses (iv) and (v) above, Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(3) Includes 28,699,874 shares over which Mr. Egan holds irrevocable proxies on behalf of some of the SendTec shareholders.

(4) Represents the same securities enumerated in footnote (2) above except those identified in clause (ix).

(5) Represents the sum of the items enumerated in footnotes (1) and (2) above.

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1       NAME OF REPORTING PERSONS                            Edward Cespedes

        S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                             (b)      |X|
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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                     PF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                      |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States

--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER               4,215,000 (1)
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER             -0-
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER          4,215,000 (1)
  REPORTING           ----------------------------------------------------------
 PERSON WITH          10     SHARED DISPOSITIVE POWER        -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             4,215,000 (1)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     2.12%

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14      TYPE OF REPORTING PERSON*                            IN

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(1) Consists entirely of options to acquire shares of Common Stock exercisable within the next 60 days. Does not include shares owned by E&C in which Mr. Cespedes holds a minority interest of ten percent.

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1       NAME OF REPORTING PERSONS         Stockholders Executing Written Consent

        S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                             (b)      |X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*                                              PF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                      |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
--------------------------------------------------------------------------------
  NUMBER OF           7      SOLE VOTING POWER               0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER             175,103,408 (1) (2)
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER          0
  REPORTING           ----------------------------------------------------------
 PERSON WITH          10     SHARED DISPOSITIVE POWER        144,419,034 (2) (3)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             175,103,408 (4)

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     64.22 %

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*                            IN

--------------------------------------------------------------------------------

(1)(2)(3)(4) Please see the next page

(1) As to Reporting Persons, represents: (i) 5,595,000 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually; (ii) 530,455 shares of common stock owned directly by Mr. Egan; (iii) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc., which is wholly-owned by Mr. Egan; (iv) 36,469,012 shares of common stock beneficially owned by E&C Capital Partners, LLLP ("E&C"); (v) an aggregate of $1,800,000 in Convertible Promissory Notes, which are convertible at any time into 36,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C; (vi) 4,000,000 shares of common stock beneficially owned by E&C Capital Partners II, LLLP ("E&C II"); (vii) an aggregate of $1,800,000 in Convertible Promissory Notes, which are convertible at any time into 36,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C II; (viii) an aggregate of 10,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee; (ix) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; (x) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (xi) 28,699,874 shares of common stock over which E&C holds an irrevocable proxy pursuant to the Stockholders' Agreement; and (xii) 3,541,337 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership. As to the shares identified in clause (x) above, Mr. Egan shares such beneficial ownership with his spouse. As to the securities beneficially owned by E&C II as described in clauses (vi) and (vii), Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer. Also includes the shares identified in footnote (2) below.

(2) Includes: (i) 2,000,000 shares owned by Huizenga Investments Limited ("Huizenga"); (ii) 1,720,000 shares owned by W. A. Bryan Patten, individually ("Patten"); (iii) an aggregate of 1,984,500 shares over which Patten and Patten, Inc. acts as proxyholder ("Patten and Patten"); and (iv) 3,541,337 shares owned by S. Jacqueline Egan ("Mrs. Egan"), (collectively with Huizenga, Patten and Patten and Patten, (the "Other Signing Stockholders").

(3) Represents the same securities enumerated in footnotes (1) and (2) above except those identified in clause (xi) of footnote (1) and clause (iii) in footnote (2).

(4) Represents the sum of the items enumerated in footnotes (1) and (2) above.

Item 1. Security and Issuer

      This Schedule 13D/A-1 ("Schedule 13D Amendment") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

(a)-(c) This Schedule 13D/A-1 is filed on a joint basis pursuant to Rule 13d-1(k) by E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C"), E&C Capital Partners II, Ltd., a Florida limited partnership ("E&C II"), Michael S. Egan ("Egan") and Edward Cespedes ("Cespedes" and each a "Reporting Person"). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in E&C and E&C II. Mr. Cespedes is the President and a director of the Issuer. In addition to the Reporting Persons, this Schedule 13D/A-1 relates to certain shares of Common Stock beneficially owned by Huizenga, Patten, Patten and Patten, and Mrs. Egan (the "Other Signing Stockholders", and together with the Reporting Persons, the "Stockholders Executing the Written Consent").

(d)-(e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individual Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

None.

Item 4. Purpose of Transaction

On August 10, 2005, the Issuer entered into an Asset Purchase Agreement whereby it agreed to sell the business and substantially all of the net assets of its wholly-owned subsidiary, SendTec, Inc. ("SendTec") for $37.5 million in cash subject to certain adjustment (the "Asset Sale"). The Issuer will redeem 28,879,097 shares of its common stock from the management of SendTec and cancel certain options and other rights held by management and certain other SendTec employees for approximately $12.5 million in cash. The sale of the SendTec assets may constitute the sale of "substantially all" of the assets of the Issuer within the meaning of Delaware Law and requires the consent of the holders of a majority of the outstanding shares held by the Issuer's stockholders.

On August 18, 2005, the Reporting Persons and the Other Signing Stockholders signed a written consent to action in lieu of a special meeting of stockholders whereby they approved the Asset Sale. The written consent covers 99,304,326 shares or 51% of the outstanding shares of Common Stock. The persons executing the written consent beneficially own an aggregate of 175,103,408 shares of Common Stock, which includes shares of Common Stock issuable upon the exercise of rights described in this Schedule 13D/A-1. The Reporting Persons disclaim beneficial ownership of any such shares beneficially owned by the other persons executing such written consent and each of the other persons executing such consent disclaim beneficial ownership of shares beneficially owned by each of the other persons executing such consent, including the Reporting Persons.

Other than the transactions contemplated by the Asset Sale and as reported by the Issuer pursuant to its Report on Form 8-K dated August 16, 2005, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C, E&C II and Mr. Egan, as set forth in Item 3 and (ii) 194,870,723 shares of Common Stock outstanding as of August 18, 2005.

        Amount beneficially owned:

        101,168,886 with respect to E&C
        40,000,000 with respect to E&C II
        169,398,908 with respect to Mr. Egan
        4,215,000 with respect to Mr. Cespedes
        175,103,408 with respect to the Stockholders Executing the Written Consent

        Percent of class:

               43.82 % with respect to E&C
               17.33 % with respect to E&C II
               62.13 % with respect to Mr. Egan
               2.12 % with respect to Mr. Cespedes
               64.22 % with respect to the Stockholders Executing the
                      Written Consent

        Number of shares as to which the person has:

               sole power to vote or to direct the vote:

                      -0- with respect to E&C
                      -0- with respect to E&C II
                      6,125,455 with respect to Mr. Egan
                      4,215,000 with respect to Mr. Cespedes
                      -0- with respect to the Stockholders Executing the
                             Written Consent

               shared power to vote or to direct the vote:

                      101,168,886 with respect to E&C
                      40,000,000 with respect to E&C II
                      163,273,453 with respect to Mr. Egan
                      -0- with respect to Mr. Cespedes
                      175,103,408 with respect to the Stockholders Executing the
                             Written Consent
sole power to dispose or to direct the disposition of:

                      -0- with respect to E&C
                      -0- with respect to E&C II
                      6,125,455 with respect to Mr. Egan
                      4,215,000 with respect to Mr. Cespedes
                      -0- with respect to the Stockholders Executing the
                             Written Consent

               shared power to dispose or to direct the disposition of:

                      72,469,012 with respect to E&C
                      40,000,000 with respect to E&C II
                      134,573,579 with respect to Mr. Egan
                      -0- with respect to Mr. Cespedes
                      144,419,034 with respect to the Stockholders Executing the
                             Written Consent

(c) On April 22, 2005, E&C and E&C II entered into a Note Purchase Agreement with the Issuer pursuant to which they acquired convertible promissory notes (the "Convertible Notes") in the aggregate principal amount of $1,500,000. The Convertible Notes are convertible at anytime into shares of the Issuer's common stock at an initial rate of $.05 per share, which if fully converted, would result in the issuance of 15,000,000 shares. The Convertible Notes are due 5 days after demand. In addition, on June 1, 2005, both E&C and E&C II acquired additional convertible notes (the "1st Additional Notes") in the aggregate principal amount of $1,500,000 and on July 18, 2005, both E&C and E&C II acquired additional convertible notes (the "2nd Additional Notes") in the aggregate principal amount of $500,000.

On August 17, 2005 both E&C and E&C II converted $2,000,000 of their Convertible Notes and were each issued 2,000,000 shares of common stock. On August 18, 2005 both E&C and E&C II converted 2,000,000 of their convertible Notes and were each issued an additional 2,000,000 shares of common stock.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in Item 4 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement dated August 25, 2005

2. Asset Purchase Agreement dated August 10, 2005 by and between RelationServe Media, Inc., a Nevada corporation, theglobe.com, inc., a Delaware corporation and SendTec, Inc., a Florida corporation. (1)

----------------

(1) Incorporated by reference to the Issuer's Form 8-K filed on August 16, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A-1 is true, complete and correct.

                                                /s/ Michael S. Egan
                                        ----------------------------------------
                                                    Michael S. Egan


                                        E & C Capital Partners, LLLP


                                        By:  E & C Capital Ventures, Inc.


                                        By:     /s/ Edward A. Cespedes
                                        ----------------------------------------
                                        Print Name: Edward A. Cespedes
                                        Title:      President


                                        E & C Capital Partners II, Ltd.


                                        By:  E & C Capital Ventures, Inc.


                                        By:     /s/ Edward A. Cespedes
                                        ----------------------------------------
                                        Print Name: Edward A. Cespedes
                                        Title:      President


                                                /s/ Edward A. Cespedes
                                        ----------------------------------------
                                                    Edward Cespedes

                                    Exhibit 1

                             JOINT FILING AGREEMENT

      As of August 25, 2005 and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D/A-1 (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc., a Delaware corporation, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.

      The undersigned have signed this Joint Filing Agreement as of the date first written above.

                                                /s/ Michael S. Egan
                                        ----------------------------------------
                                                    Michael S. Egan


                                        E & C Capital Partners, LLLP


                                        By:  E & C Capital Ventures, Inc.


                                        By:     /s/ Edward A. Cespedes
                                        ----------------------------------------
                                        Print Name: Edward A. Cespedes
                                        Title:      President


                                        E & C Capital Partners II, Ltd.


                                        By:  E & C Capital Ventures, Inc.


                                        By:     /s/ Edward A. Cespedes
                                        ----------------------------------------
                                        Print Name: Edward A. Cespedes
                                        Title:      President


                                                /s/ Edward A. Cespedes
                                        ----------------------------------------
                                                    Edward Cespedes